UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 30, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.
EXTRAORDINARY MEETING OF THE STATUTORY AUDIT COMMITTEE (“CAE”)

Date:	October 30, 2026
Time:	10:00 a.m.
Place:	Due to the importance and urgency of the matter included in the Agenda, the meeting was held by means of a virtual written resolution procedure, pursuant to Article 25, Paragraph 3, of the Bylaws of TIM S.A. (the “Company”).

Participants:	Gesner José de Oliveira Filho Denísio Augusto Liberato Delfino Flavia Maria Bittencourt	Committee Coordinator Committee Member Committee Member
Secretary of the Meeting:	Luciene Rodrigues Abrão Pandolfo	Secretary of the Board of Directors
Agenda:	Evaluation of the proposed incorporation ("Incorporation") of I-Systems Soluções de Infraestrutura S.A. by the Company.

The Statutory Audit Committee of TIM S.A. (the “Company”) met on the date and at the time indicated above and, after reviewing the materials made available, which are filed at the Company’s headquarters and form an integral part of these minutes, and based on the clarifications provided and the discussions regarding the matter included in the Agenda, the following conclusions and recommendations, as applicable, were recorded:

Evaluation of the proposed incorporation ("Incorporation") of I-Systems Soluções de Infraestrutura S.A. by the Company.

Based on the supporting materials provided by the Company’s Finance Department, with support from the Accounting, Reporting & Administrative Services area, a proposal was presented for the incorporation of I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) by the Company.

TIM S.A.
EXTRAORDINARY MEETING OF THE STATUTORY AUDIT COMMITTEE (“CAE”)

After the analysis and discussion of all documents relating to the Incorporation, namely: (i) Protocol and Justification of the Incorporation executed on October 30th, 2026, between the management of I-Systems (“Incorporated Company”) and the Company, containing the reasons, purposes, criteria and conditions of the Incorporation; (ii) the proposal presented by Apsis Consultoria e Avaliações Ltda., a specialized company responsible for preparing the appraisal report of the Incorporated Company’s net equity (“Appraisal Firm”); and (iii) the appraisal report of the Incorporated Company’s net equity at book value, on the base date of July 31st, 2026 (“Base Date”), conducted by the Appraisal firm, and provided all the necessary clarifications, the Committee members concluded that the documents reviewed were in proper order and issued a favorable opinion on the approval of the aforementioned documents and proposal by the Company’s Extraordinary Shareholders’ Meeting to be convened.

CLOSING: There being no further matters to be recorded, these minutes were read, found to be in order, approved and signed by all participants.

Rio de Janeiro, October 30, 2026.

Gesner José de Oliveira Filho Coordinator of the Statutory Audit Committee	DENÍSIO AUGUSTO LIBERATO DELFINO Member of the Statutory Audit Committee
FLAVIA MARIA BITTENCOURT Member of the Statutory Audit Committee	LUCIENE RODRIGUES ABRÃO PANDOLFO Secretary of the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 30, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer